EXHIBIT 99(a)(18)

PHILIPS COMPLETES TENDER OFFER FOR ADAC LABORATORIES; OVER 90.56% OF SHARES TENDERED

Amsterdam, the Netherlands, and Milpitas, California - December 18, 2000: Royal Philips Electronics (AEX: PHI, NYSE: PHG) and ADAC Laboratories (NASDAQ: ADAC) announced today the expiration of Philips' $18.50 per share cash tender offer for all the issued and outstanding shares of common stock of ADAC Laboratories. The offer expired at 1:00 p.m., New York City time, today, Monday, December 18, 2000.

At the expiration of the offer approximately 19,679,060 ADAC shares had been validly tendered and not withdrawn pursuant to the tender offer, not including approximately 197,533 shares covered by notices of guaranteed delivery. All such shares have been accepted for payment in accordance with the terms of the offer.

The number of shares tendered represents in excess of 90.56% of the issued and outstanding ADAC shares. Pursuant to the terms of the merger agreement, Philips will shortly complete its acquisition of ADAC Laboratories by effecting a “short form” merger under California law, in which the remaining ADAC Laboratories shares will be converted into the right to receive $18.50 net per share in cash.

Commenting on the closing of the tender offer, Hans Barella, President and CEO of Philips Medical Systems said, “We are very pleased to have successfully completed this transaction on schedule, and will now move fast to bring our US operations together.”

For further information:
Ben Geerts, Philips Corporate Communications, tel: +31 20 5977215
Linda Snyder, ADAC Laboratories, tel: +1 408 468 3750

ADAC Laboratories is a worldwide market leader in nuclear medicine imaging equipment and radiation therapy planning systems. The company offers a broad range of nuclear medicine systems that are used primarily in the diagnosis of heart disease and cancer. In addition, ADAC Laboratories is an emerging leader in positron emission tomography (PET) imaging. PET provides physicians with solutions for accurate cancer disease management. The market for PET systems has grown dramatically in the past year due to expanded Medicare reimbursement, and the widespread acceptance of PET in the U.S.A. for cancer diagnosis, staging and treatment follow-up.

Royal Philips Electronics of the Netherlands is one of the world's biggest electronics companies and Europe's largest, with sales of EUR 31.5 billion in 1999. It is a global leader in color television sets, lighting, electric shavers, color picture tubes for televisions and monitors, and one-chip TV products. Its 239,370 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, components, semiconductors and medical systems. Philips is quoted on the NYSE (symbol: PHG), London, Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at www.news.philips.com

Philips Medical Systems is a leader in diagnostic imaging and related services and offers a robust portfolio, including Catheterization Labs, MR, CT, X-ray, and ultrasound systems, as well as information technology solutions that address the radiology, general imaging, surgical and cardiovascular markets.